UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Investor Presentation, dated October 21, 2020	3

October 21, 2020 2020 Investor and Analyst Meeting

Disclaimer

This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the "Company") exclusively for use during the 2020 Investor and Analyst Meeting on October 21, 2020. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company's advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement.

IMPORTANT INFORMATION

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.

Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

2020 Investor and Analyst Meeting October 21

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GRIFOLS

Investor and Analyst Meeting October 21 2020 Agenda 2020 Investor and Analyst Meeting Closing Nuria Pascual 7 .00pm 6.15 - 7 .00pm 6.05 - 6 .15pm Long - Term Success Leveraging on Innovation Víctor Grífols Deu 5.45 - 6 .05pm Financials: Solid Business Performance. Delivering Commitments Alfredo Arroyo 5.30 - 5 .45pm Innovation Strategy and Alkahest David Bell and Karoly Nikolich 5.00 - 5.30pm Welcome Remarks Nuria Pascual 3.00 - 3.05pm Continued Sustainable and Ethical Growth Raimon Grífols 3.05 - 3.20pm Bioscience Industrial: Enhancing Plasma Supply and Manufacturing Operations Eduardo Herrero 3.20 - 3.45pm Industrial Capacity: Global Scale to Support Business Growth and Expansion Daniel Fleta 3.45 - 4 .00pm Commercial Strategies: Demonstrating Resilience Lafmin Morgan 4.00 - 4 .40pm China: A Strategic Global Market Amarant Martínez 4.40 - 4 .50pm Break 4.50 - 5 .00pm Break Q&A

Investor and Analyst Meeting October 21 2020 Raimon Grífols Co - CEO Grifols’ Continued Sustainable and Ethical Growth

Investor and Analyst Meeting October 21 2020 - 5 - Bioscience Division Center and Albumin Purification Plant Dublin Site Albumin bags: 50, 100, 250, 500 ml

Investor and Analyst Meeting October 21 2020 - 6 - 1909. Instituto Central de Análisis Clínicos , Bacteriológicos y Químicos was founded in Barcelona Applying the Same Ethics for More Than 110 Years of History Grifols’ Continued and Sustainable Growth 1940. Laboratorios Grifols was founded 1958. First fractionation plant in Spain became operational 1972. Opening of the first manufacturing plant in Barcelona 2002. Acquisition of 42 plasma centers in the U.S. 2003. Acquisition of the assets of Alpha Therapeutics 2011. Acquisition of Talecris Biotherapeutics 2014. Acquisition of the Novartis transfusion medicine business 2016. Acquisition of Hologic share in NAT unit 2017. Acquisition of 6 plasma centers in the U.S. 2018. Acquisition of 35 plasma centers in Germany from Haema 2018. Acquisition of 24 plasma centers in the U.S. from Biotest 2020. Acquisition of Alkahest 2019. Strategic alliance with Shanghai RAAS 2020. Acquisition of facilities in Montreal and 11 plasma centers in the U.S. from GC Pharma Grifols has been guided by a long - term vision and commitment to sustainable and ethical growth since its establishment more than 110 years ago

Investor and Analyst Meeting October 21 2020 - 7 - Applying the Same Ethics for More Than 110 Years of History Grifols’ Continued and Sustainable Growth Society Economy Environment Employees

Our People Contribute to Grifols' Success

Company's Employees Are Our Most Valuable Asset


Employees Society Environment Economy

24,003
+13%

60%
WOMEN

40%
MEN

Quality in Employment	Diversity	Equal Opportunities	Gender Gap*	Professional Development
98% permanent contracts **93%** employed full-Time	**+80** nationalities A talent pool with different thought processes, backgrounds, cultures and beliefs	**+15%** increase of women **98%** of women with permanent contracts **91%** of women are employed full-time	**5.1%** Spain **2.2%** U.S.	**1.9m** total training hours (63% women – 37% men) **112** average hours of training per person

** Adjusted gender pay gaps are calculated using econometric models which allow isolate the effect on wages of the differences between men and women, both in their socio-economic characteristics (age, seniority, educational level or academic or professional attainment), and in their job post (working hours, sectors in which they work or type of occupation, among others). In this way, the adjusted gender pay gaps represent a more reliable indicator to measure whether men and women receive the "same pay for the same job".*

2020 Investor and Analyst Meeting
October 21

- 8 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 9 - • Promote and provide access to treatments • Educational programs and activities Invested Close to €40m in 2019, a Rise of 20% vs. 2018 Our Contribution to the Development of Society Patient Organizations 15.4m • Awards to advance scientific, research and educational projects Research Awards & Education 3.4m • Compensation for donors’ commitment • Supporting local communities Supporting Donors & Local Communities 17.2m • Ebola Project and others Special Projects & Others 2.9m €40m in 2019… Public Healthcare Systems + • Industrial fractionation services for hospitals 65m Employees Society Environment Economy

Investor and Analyst Meeting October 21 2020 - 10 - Six Commitments for 2030 Our Commitment to the Planet EMISSIONS REDUCTION ENERGY EFFICIENCY RENEWABLE ENERGIES DECARBONIZATION CIRCULAR - ECONOMY PROTECT BIODIVERSITY Reduce greenhouse gas emissions per unit of production by Increase energy efficiency per unit of production Consume 70% of electricity from renewable sources Facilitate the decarbonization of transport in business trips and employee commutes Keep implementing measures in every stage of the operational life cycle Protect biodiversity on our properties through the Grifols Wildlife Program , promoting CO 2 capture 40% 15% 70% Employees Society Environment Economy

Investor and Analyst Meeting October 21 2020 - 11 - x6.4 Grifols generates 5.4 jobs for every 1 job 148,000 Total jobs 150,000 120 , 000 90, 000 60 ,0 00 30, 000 Aggregated Employment Impact Our Socio - Economic Contributions Job Creation 2019 # jobs +52,000 new jobs 2019 2015 growth +55% Direct Impact Indirect and Induced Impact Total Impact 2019 2015 - 2019 Employees Society Environment Economy

Investor and Analyst Meeting October 21 2020 - 12 - 8 , 000 7 ,00 0 6, 000 5 ,0 00 4 ,0 00 3 ,0 00 2, 000 1,0 00 2019 € in millions 2015 €36bn Aggregated Economic Impacts Our Socio - Economic Contributions growth +32% GDP Contribution €8.5bn Economic impact x2.0 Generating a double impact in GDP 2019 2015 - 2019 Direct Impact Indirect and Induced Impact Total Impact Employees Society Environment Economy

Investor and Analyst Meeting October 21 2020 - 13 - Responding to the Needs of Society Our Business Model Pursues Social Value Total Social Value Impact €6.2bn Donors The picture can't be displayed. €1,828m Social Value Ratio 2.1x Community €722m The picture can't be displayed. Patients (1) €3,636m The picture can't be displayed. Physical and psychological wellbeing Healthier lives Educational expenses Financial stability Healthcare access Economic impact in donor communities Improvement in Quality of Life (1) Corresponds to the high - end of the sensitivity analysis performed The picture can't be displayed. Employees Society Environment Economy

Investor and Analyst Meeting October 21 2020 - 14 - Giving Back to Society Total Economic Impact * €8.5bn The picture can't be displayed. Total Jobs * 148k Social Value €6.2bn Social Value Ratio 2.1x * Total impact includes direct, indirect and induced impacts

Investor and Analyst Meeting October 21 2020 Eduardo Herrero President, Bioscience Industrial Group Bioscience Industrial Enhancing Plasma Supply and Manufacturing Operations

Investor and Analyst Meeting October 21 2020 - 16 - • Long - term vision guides our organization in benefit of patients and stakeholders • Ongoing business optimization grounded on technology and continuous improvement • Consolidating a history of trust and progress for our employees and donors Grifols Bioscience • Reference in the plasma industry • Growth in sustainable plasma collection, ensuring the highest standards of quality and safety • Continuous expansion and improvement in supply chain efficiencies across all plasma testing labs and logistics • More than 25 initiatives in the fight against COVID - 19 • SARS - COV - 2 hyper immunoglobulin manufactured in record time thanks to company know - know on HyperIG • Set - up of convalescent plasma collection system for transfusion and for plasma pathogen inactivated by methylene - blue technique • Expansion and development of state - of - the - art manufacturing facilities • Ongoing operational improvements based on a model of sustainable growth • Robust inventory management to become the most reliable provider of human plasma derivatives Plasma supply Centers, Testing labs, Plasma logistics Grifols Bioscience initiatives against COVID - 19 Manufacturing operations Building on a History of Trust and Progress Grifols Bioscience

Investor and Analyst Meeting October 21 2020 - 17 - Plasma Supply

A Quick Retrospective View Shows…

Our Global Supply Is on the Right Path

Plasma collection market continues to grow by double digits in response to growing demand for plasma therapies

Grifols' Plasma Supply Increase

1 Geographical Fleet Expansion

320 centers in the U.S. and EU network by December 2020 Addition of 136 donor centers over the last 4 years through acquisitions and new openings

2 Process Improvements

Donations per donor center increase annually thanks to optimized processes: new technologies, effective training and standardization lead to better donor and product flow times, fewer rejects and enhanced performance

3 Donor Commitment

Effective **donor recruitment tools and customer service,** with loyal donors through culture of service

Grifols Plasma Collections (U.S. & EU)

Grifols increased its plasma collections by **+13%** annually

Market (w/o Grifols) increased **10%** annually during the same period


+13% Annually
2015
2016
2017
2018
2019

Source: Internal, PPTA & EPA

2020 Investor and Analyst Meeting October 21

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GRIFOLS

Investor and Analyst Meeting October 21 2020 - 19 - 2016 2019 Stronger KPIs in the U.S. Over the Last 3 Years A Quick Retrospective View Shows… 2016 2019 Average Liters in Existing U.S. Centers Index 100 = 2016 - 14% Qualified Donor Flowtime Opening Hours by Center Optimized Equipment Turnover 2016 2019 +30% Donor Frequency 2016 2019 +16% 2016 2019 +30% +15%

Investor and Analyst Meeting October 21 2020 - 20 - Plasma Supply (U.S. & EU) Recovering From COVID - 19 Impact Global Plasma Supply Strategy 2020 2021FC Index 100 = 2020 ~ +30% COVID - 19 Impact ~ - 15% Robust fundamentals to complete recovery Plasma Supply: Diversification Acceleration of New Center Openings Adaptative Donor Commitment Compensation Leveraging Upward Performance Metrics Global Awareness and Donor Marketing Campaigns Continuous Business Optimization: Technology & Supply Chain 1 2 3 4 5 6

Investor and Analyst Meeting October 21 2020 - 21 - 312 Donor Centers 263 43 + 6 ( Plasmavita ) Shanghai RAAS (26.2%) 41 donor centers Canada United States Spain Germany Czech Republic Slovakia Italy China Expanded Sourcing and Diversification Proves Valuable Against COVID Impact 1. Plasma Supply Diversification Strategic Alliance Plasma Collection Agreements 25 locations 8 locations 4 locations 11 locations 24 locations

Investor and Analyst Meeting October 21 2020 - 22 - 263 Plasma Donation Centers in 34 States 1. Plasma Supply Diversification (I): U.S. Diversified donor centers present throughout the U.S.: 34 states • Texas and Florida have the largest number of donor centers • Important presence in California and Utah • Search in progress for locations in areas without donor centers 3 10 9 8 7 3 4 2 1 7 13 5 4 4 4 12 5 6 1 8 1 11 10 7 1 32 2 4 1 2 8 4 Biomat USA West Biomat USA Central Biomat USA Northeast Biomat USA Southeast 2 1 1 6 1 GCAM 3 1 1 1 2 1 0 1 1 3 9 4 2 3 3 7 1 3 5 5 4 5 5 8 1 8 2 1 4 7 1 3 9 2 1 1 2 4 8 1 1 BPC 37 44 11 51 47 47 3 1 1 1 2 1 0 1 1 3 9 4 2 3 3 7 1 3 5 5 4 5 5 8 1 8 2 1 4 7 1 3 9 2 1 1 2 4 8 1 1 IBBI 36* *Includes whole blood donation centers 50 - plasma center business units model grants: • 6 geographical entities under same governance and guidelines with standardized processes but regionally - oriented approach • Customized local donor service to reach diverse donor segments • Entities focus on plasma collection; transversal operations are provided at holding level

1. Plasma Supply Diversification (II): Germany and Austria

49 Plasma Donation Centers Across 11 Regions

Haema manufactures **whole blood products** for clinical use and **plasma for fractionation**

Centers and process upgrades, together with new centers, rendered **+30% increase** in average monthly collection over the last 2 years

Action plan in place on **logistics and staff efficiencies** to convert the dual-donor center model into a specialized platform cluster for plasma and whole blood collections

+90% of centers converted to **plasma bottle collection**

Plasmavita opening **3 centers** in **Austria**



Grifols
No plasma centers
< 4 plasma centers
5 to 9 plasma centers
+10 plasma centers





PLASMAVITA

2020 Investor and Analyst Meeting October 21

- 23 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 24 - z Sharing Expertise and Lessons Learned (COVID - 19 Impact Management) 1. Plasma Supply Diversification (III): China Source: Report released by listed manufacturers. Updated on Jan. 6, 2020 (1) Includes 21 branch centers; (2) Includes 6 branch centers; (3) Includes 1 branch center No plasma centers ≤ 10 plasma centers 11 to 20 plasma centers +20 plasma centers PLASMA CENTERS CHINA SRAAS Operating 262 (1) 36 Under construction 29 (2) 5 (3) Total 291 41 SRAAS: 41 centers in 11 provinces • Donor - marketing recruitment is locally managed by the center • Promotion through regular donors (“Donor develop donor”) • KOL as the main advertisement channel • Dedicated center staff to plasma donation promotion • Donor - center staff actively part of the community

Investor and Analyst Meeting October 21 2020 - 25 - Expansion and Diversification in the U.S. and EU 2. Acceleration of New Center Openings U.S. & EU Donor Centers 190 252 314 334 369 43 58 62 66 190 295 372 396 435 2017 2019 2021FC 2023FC 2025FC U.S. centers EU centers Recent acquisitions enable us to continue to hold a privileged position in U.S. and EU markets Expansion and diversification plan is ambitious and one of our main priorities in plasma supply COVID - 19 will not interfere with our donor - center expansion plan Third - party supply agreements in EU and the U.S. to secure additional reliable plasma source Plasma self - sufficiency has been achieved (92% for source plasma and 94% for specialty plasma)

3. Adaptative Donor Commitment Compensation

U.S. Strategy Against COVID-19

Donor Commitment Compensation Strategy

A Donor commitment compensation remained flat until COVID-19 spread in the U.S.

B Compensation increases to recognize donor loyalty against COVID-19 fears

C Higher compensation established in critical times to better compete in the plasma donation market

D Compensation flexibility allows a dynamic response to pandemic and return to normal levels

Donor Commitment Compensation


A
B
C
D
Transitory
2020
2021FC

2020 Investor and Analyst Meeting
October 21

- 26 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 27 - +8.4% Monthly Positive Trends in the U.S. Over the Last 5 Months 4. Leveraging Upward Performance Metrics +9.2% Monthly Unique Donors • Exhaustive safety measures have contributed to collections recovery • Global awareness and donor marketing campaigns have attracted new donor profiles • Donor frequency has remained stable over the last 5 months, the result of marketing campaigns and retention bonuses, as new donors and recaptured donors have continued to donate +8.7% Monthly Collections per Month 35.8% Monthly New Donors per Month Recaptured Donors

Investor and Analyst Meeting October 21 2020 - 28 - ▪ Campaign: Donor engagement and recruitment ▪ Offline Marketing: Posters, personal stories, mailings, etc. ▪ Online / Influencer Marketing: Facebook, Instagram, Google Ads ▪ External Communications: Press release, radio station interviews,… Several Initiatives to Support Plasma Awareness 5. Global Plasma Awareness and Donor Marketing Campaigns (I) Processing information to asses opportunities DATA ANALYSIS Explore specific opportunities to advance the conversation OPTIONS DISCUSSIONS Possibilities to collaborate on plasmapheresis awareness DATA COLLECTION Information gathering from Spanish blood banks ▪ Engagement: Encourage the public to donate ▪ Evidence: Grounded on the science ▪ Equity: Access to affordable, safe and effective treatments “Core set of principles to maximize the individual and societal benefit of source and convalescent plasma”

Investor and Analyst Meeting October 21 2020 - 29 - Weekly New Donors Website Visits GYL Landing Page Visits Impressions GYL Launch July 1 GYL Enhanced Aug. 3 GYL Performance Metrics Give Your Light: Awareness and Recruitment 5. Global Plasma Awareness and Donor Marketing Campaigns (II) ▪ Raise broad awareness on the need for plasma donations ▪ Recruit new donors and recapture donors who have lapsed in plasma donations ▪ Expand the messaging of safety in the plasma donation process ▪ Raise awareness of benefits of plasma in new donor segments and demographics Omni - Channel Marketing Plan: • TV • Dynamic Video Optimization • Social media • Events • Radio/Targeted Digital Audio • Hyper - local Display/Mobile 350M +70% 442K +65% July August September

6. Continuous Business Optimization: Technology, Labs & Warehouses

Increase Volume Through Performance and Standardization

Quality and Process Standardization

- Expand center average number of machines
- Maximize volume capacity through more efficient utilization of labor, devices, operating hours and DCC
- Donor hub appointments and Donor Application in the U.S.
- 17% reduction in rejects since 2016 and 9% since 2017
- Staff cross trained multi-functionally

Modernize Collection Technology

- Next-generation BECS upgrade launched in 2019, planned for all U.S. centers by the end of 2021 fiscal year
- Donation process time and error reduction: paperless
- Assess and implement next-generation devices to increase donation yield without increasing donation times or costs

Evaluating new efficient approaches for plasma collection

- Small centers in new areas
- Mobile runs to reach donors in high-traffic areas
- Satellite centers to expand within the same city

Monetization of **non-therapeutic** plasma by Bio Supplies

Plasma Cost per Liter



-1%
Annually
2017
2018
2019

Without Donor Commitment Compensation

Plasma Rejects



-9%
2017
2018
2019

2020 Investor and Analyst Meeting October 21

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GRIFOLS

Investor and Analyst Meeting October 21 2020 - 31 - Ongoing Expansion Projects 6. Continuous Business Optimization: Technology and Supply Chain Testing Laboratories Expansion Plasma Warehousing Expansion Plasma Management • All U.S. test labs in GDS • Significant reduction in test turn - around times ( ~ 48 hrs.) • Sample logistics (less volume) MINI - POOL SAMPLE TESTING Additional Quality Control 3.8 32.0 35.8 7.8 3.8 11.6 2023 Lab testing capacity; Mn samples Plasma Logistics Capacity; ‘ML EU US 2023 EU US

Investor and Analyst Meeting October 21 2020 - 32 - Manufacturing Operations

Bioscience Manufacturing Operations

Grifols' Global Footprint Today

+37 million
packaged vials in 2019

5
manufacturing sites in 4 countries

+$1.3 billion
in CAPEX investments over the last 5 years

+300
plasma collection centers across the U.S. and Europe

~19,000
Bioscience operations employees

+4,000
employees in manufacturing sites

+450
R&D employees

+14,500
employees in plasma operations sites

State-of-the-Art Manufacturing Sites



Dublin
Montreal
Los Angeles, CA
Clayton, NC
Barcelona

2020 Investor and Analyst Meeting October 21

- 33 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 34 - Strong inventory management policies have allowed Grifols to build an efficient stockpile over the last 4 years This privileged position enables rapid reaction to market variability and uncertainties like the COVID - 19 2016 2017 2018 2019 +7% Annually 2016 2017 2018 2019 +12% Annually Guarantees Product Delivery During COVID - 19 Strong Inventory Position and Efficient Supply Chain Grifols Inventory Management Grifols Packaging Operations Packaging Vials per year Inventory Equivalent Liters

Investor and Analyst Meeting October 21 2020 - 35 - 2016 2019 2016 2019 Manufacturing Cost per Liter Relevant KPIs Over the Last 3 Years Continuous Manufacturing Improvements Immunoglobulin Filling Prod. Manufacturing Employees Number of Unfit Batches 2016 2019 +16% 2016 2019 +31% +0% Albumin Filling Production 2016 2019 +19% Manufacturing Plasma Throughput +29% 2016 2019 - 30%

Investor and Analyst Meeting October 21 2020 - 36 - New Ongoing Projects Under Digital Transformation Scope Benefits From Pioneering Technologies Tangible Benefits • Improved productivity • Compliance • Optimization Automatic data sourcing Messaging and alert system Manufacturing Plant Information Big Data Analysis Non - Tangible Benefits • Improved data access • Improved RCA Process • Enhanced innovation Artificial Intelligence applied on the downstream enables: • Data mining throughout the process • Discovery of critical process parameters (CPP) • Assess data and generate correlations • Obtain recommendations and feedback to optimize the process • Increase yields in all steps of the downstream !

Investor and Analyst Meeting October 21 2020 - 37 - Consulting Agreement New Opportunities for Grifols’ Bioscience Division Canada: On the Path Towards Self - Sufficiency • Help increase plasma awareness through education and marketing campaigns • Manufacture plasma products to promote self - sufficiency in Canada • Share Grifols’ know - how to build plasma centers • Cooperate to develop a sustainable plasma model • New manufacturing plant in strategic location • All - in - one state - of - the - art plant custom - designed for this purpose • Consolidate current and new strategic alliances with local plasma collectors +1.5 m liter fractionation capacity + Immunoglobulin purification + Albumin purification Other proteins capabilities Manufacturing Services

Investor and Analyst Meeting October 21 2020 - 38 - Grifols’ Fight Against COVID - 19

Multi-Geographical Response to Global Pandemic

Bioscience Initiatives



Proteomic samples – Alkahest and Somalogic
Hyper Immune INSIGHT Trial NIH/NIAID
Hyper Immune Trial sponsored by Grifols
Multiple Clinical Trials with Convalescent Plasma, IVIG and AAT
Viral neutralization assay in Boston University
Plasma Collection Haema/Plasmavita
Methylene blue and TMA testing
248 active plasma centers
Alpha-1 ICU Ventilated patients
IVIG – IGIV and plasmapheresis
Anthitrombin for COVID-19
IVIG Product Characterization (CSIC, CNB and IRTA)
Evaluation of α1-Protease Inhibitor for anti-SARS-CoV-2 activity
IVIG Product Characterization in UCLA
Clinical Trials with Gamunex and AAT
Hyper immune globulins in Clayton, MPF
Antithrombin for COVID-19
Extension of Clinical Trial with Liquid AAT to several LATAM countries
R&D
Plasma
Innovation office

2020 Investor and Analyst Meeting October 21

- 39 -

GRIFOLS

Multi-Disciplinary Response to Global Pandemic

Bioscience and Diagnostic Main Initiatives

CLINICAL TRIALS

HYPERIMMUNE GLOBULIN & IMMUNOGLOBULIN

U.S. clinical trial with the FDA, BARDA and NIH to evaluate the safety and efficacy of **hyperimmune globulin** using plasma from recovered COVID-19 donors collected at Grifols donor centers in hospitalized patients.

Assess the efficacy of high-dose intravenous immunoglobulin (immunomodulation effect) to stabilize or improve the health of COVID-19 patients

CONVALESCENT PLASMA

Collection of convalescent plasma in the U.S., Spain and Germany

Clinical trials in Spain in collaboration with blood banks to study the efficacy of **inactivated plasma from recovered COVID-19** donors for direct transfusion in non-hospitalized and hospitalized patients with diverse levels of severity

OTHER PLASMA PRODUCTS

Clinical trials in EU and the U.S. to evaluate the efficacy and safety in hospitalized and ICU patients of several plasma-derived medicines such as **antithrombin III** and **alpha-1 antitrypsin**

PLASMA FOR TRANSFUSION

METHYLENE BLUE

Pathogen inactivation through blue-methylene-process have been transferred to Clayton, NC facilities for use in **SARS-CoV-2 convalescent plasma**

TESTING

DEVELOPMENT OF SARS COV2:

SARS-CoV-2 TMA Manufacturing

ELISA Test for detection of antibody for SARS-CoV-2 (EMV)

2020 Investor and Analyst Meeting October 21

- 40 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 41 - Methylene - blue technique has been used for pathogen inactivation of recovered plasma in Spain A new facility for applying methylene - blue technique to convalescent plasma for direct transfusion was built in less than 3 months Hyper Immunoglobulin Facility and Methylene - Blue Plant Grifols’ Response to Global Pandemic in Record Time Pioneer MPF (Multi - Purpose - Facility) designed to manufacture hyper immunoglobulin for Ebola pandemic has allowed Grifols to manufacture SARS - COV - 2 hyper immunoglobulin in less than 3 months

Grifols' SARS-CoV-2 Hyper Immunoglobulin

Grifols IG Used in +9.3m Infusions With Well-Known Safety and Efficacy Profile

Based on Gamunex formulation approved since 2003



PRODUCTION PROCESS
OBTENTION
TESTING
MANUFACTURING
CLINICAL USE
RECOVERED COVID-19 PATIENTS
BLOOD CELLS
BLOOD
PLASMAPHERESIS
CONVALESCENT PLASMA
SCREENING
SEPARATION OF PLASMA COMPONENTS
IMMUNOGLOBULIN
PURIFICATION AND VIRAL INACTIVATION AND REMOVAL
SARS-COV-2 ANTIBODIES
HYPERIMMUNE
IMMUNOGLOBULIN
ANTI-SARS-COV-2

2020 Investor and Analyst Meeting
October 21

- 42 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 43 - Key Takeaways

Key Takeaways

Enhancing Plasma Supply and Manufacturing Operations

Plasma Procurement	Manufacturing Operations
Grifols accelerates investments in new donor centers to reach ~435 by 2025 in the U.S. and Europe	Industrial capacities are constantly expanded to align with plasma supply growth
Commitment to sustainable growth in plasma collection by promoting a fully integrated supply chain organization	Global fractionation capacity expansion to reach 21m liters by 2022 and 28m liters by 2026
KPI improvements over the last 3 years supported an efficient plasma supply growth	Efficient inventory management of plasma, intermediate pastes and finished goods ensured continued operations during COVID-19 outbreak
Grifols expects significant growth in plasma supply in 2021 based on historical performance and diversification in the U.S., EU and experience in China	Digitalization and optimal KPI performance provide overall business optimization in manufacturing operations
Grifols reached self-sufficiency levels, leading to better performance and cost benefits	Grifols has a key role in the fight against COVID-19, fulfilling its commitment to society

2020 Investor and Analyst Meeting
October 21

- 44 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 Daniel Fleta Chief Industrial Officer Industrial Capacity Global Scale to Support Business Growth and Expansion

Grifols’ Footprint

Global Scale

Global Headquarters

1

Manufacturing plants

16 4

R+D+I centers

10

Bioscience division centers

5

Diagnostic division centers

8

Hospital division centers

3

Bio- supplies Division centers

2


Emeryville
Los Angeles
San Diego
Denver
Memphis
Clayton
Raleigh-Durham
San Carlos
Montreal
Brazil
Melbourne
Barcelona
Murcia
Bilbao
San Sebastián
Zaragoza
Dublin
Leipzig
Düdingen
Alliance with Shanghai RAAS
Fengxian facility
Hefei Tonrol facility
Zhengzhou RAAS
Haikang
GRIFOLS SUBSIDIARIES
DISTRIBUTORS

2020 Investor and Analyst Meeting October 21

- 46 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 47 - (*) Includes land and common infrastructures €1,400 M Keep Meeting Future Growing Demand Capital Investment Plan 2018 - 2022

Investor and Analyst Meeting October 21 2020 - 48 - Investing to Support Growth Across Divisions Main Investments Programs PLASMA SOURCING • Donor centers and testing labs BIOSCIENCE • Organic: NFB - 626 • Acquisitions: Canada DIAGNOSTIC • Geo expansion (IH US) • New opportunities HOSPITAL • IV solutions • Plastic consumables

Investor and Analyst Meeting October 21 2020 - 49 - Bioscience

Investor and Analyst Meeting October 21 2020 - 50 - More Plasma Donations Increase Labs’ Testing C apacity Focused on Expanding and Diversifying Plasma Sourcing Plasma Procurement Strategy 2020 Donor Centers Network ~320 2025 Donor Centers Network 435

Investor and Analyst Meeting October 21 2020 - 51 - Increasing Fractionation Capacity Fractionation Capacity 15 17 21 21 22 22 28 2020 2021 2023 2022 2025 2024 2026 Montreal, Canada (Million liters) New Fractionation Building (NFB) – Clayton, NC x 1.9

Investor and Analyst Meeting October 21 2020 - 52 - Project 626 - New Fractionation Building (Twin of NFB) – Clayton, NC Fractionation Capacity

Investor and Analyst Meeting October 21 2020 - 53 - Continued Expansion to Meet Growing Demand Immunoglobulin Purification Capacity 2026 15 15 16 20 21 26 2020 2021 2023 2022 2025 2024 x 1.8 Lliçà de Vall ( Bcn ), Spain Montreal, Canada Purification and Filling Facility (PFF) – Clayton, NC (Million liters)

Investor and Analyst Meeting October 21 2020 - 54 - Purification and Filling Facility (PFF) – Clayton, NC Immunoglobulin Purification Capacity A SEPTIC FILLING AREAS UTILITIES YARD

Investor and Analyst Meeting October 21 2020 - 55 - Continued Expansion to Meet Growing Demand Albumin Purification Capacity 2020 2021 2023 2022 2025 2024 2026 16 18 21 21 23 26 26 x 1.6 Montreal, Canada Dublin, Ireland Parets , Spain (Million liters)

Investor and Analyst Meeting October 21 2020 - 56 - Continued Expansion to Meet Growing Demand Albumin Purification Capacity

Investor and Analyst Meeting October 21 2020 - 57 - Reinforcing Grifols’ Leadership Alpha - 1 Purification Capacity 2020 2021 2023 2022 2025 2024 10 12 12 Parets , Spain Future expansions whenever needed

Investor and Analyst Meeting October 21 2020 - 58 - North America Operations Diversification New Grifols’ Canada Manufacturing Site Developing a new state - of - the - art plant • Plasma fractionation + purification of IVIG and Albumin + capability for other proteins • In Montreal Technoparc • Additional land available to expand manufacturing capacity

Investor and Analyst Meeting October 21 2020 - 59 - New Grifols’ Canada Manufacturing Site • Surface: 63,146 m 2 • 4 story building with a footprint of 8,114 m 2 (15% of the plot) • Capacity 1.5m liters • Flexible design for future expansion North America Manufacturing Sites Diversification - 3rd site

Investor and Analyst Meeting October 21 2020 - 60 - Diagnostic

Investor and Analyst Meeting October 21 2020 - 61 - Red Blood Cells Filling line + packaging Gel Cards 2 lines expandable to 5 lines First - Time Manufacturing Immunohematology in the U.S. Capacity Expansion and Geographical Diversification

Investor and Analyst Meeting October 21 2020 - 62 - Hospital

Investor and Analyst Meeting October 21 2020 - 63 - Anticoagulant for plasma centers Oct. 2019 FDA approved Capacity Expansion and Vertical Integration Murcia Plant Expansion : Plastic + Anticoagulant Murcia p lastic expansion 2 story building 1,540m 2 US Saline Fleboflex ® Luer Fleboflex ® Luer bags Aug. 2020 FDA approval

Investor and Analyst Meeting October 21 2020 - 64 - Manufacturing Innovation Grifols Engineering ABO 6 50% throughput and fully automated YIM Plasma Recovery Enhancement BCN Supercomputing Center Collaboration for Bioscience manufacturing processes Modelling & Optimization Mondragón University (Spain) Technical Collaboration Agreement to develop Medical + Pharma Robotics & Instruments GRIFOLS ENGINEERING WE KNOW HOW Shaping Our Future

Investor and Analyst Meeting October 21 2020 - 65 - Industrial Performance 2019 European Industrial Excellence Award “…The main reason is the impressive success of their no - limits attitude […]. The company has secured a rock solid, leading position in a high - value market segment […]. The company is preparing the digestion of further growth by adopting top notch practices in supply chain management, or smart manufacturing while at the same time managing talent development ”. Eduard Calvo IESE professor and Director of the award in Spain Grifols’ contribution to the growth of the sector is based on its entrepreneurial, global mentality and its management team

Investor and Analyst Meeting October 21 2020 - 66 - Key Takeaways

Investor and Analyst Meeting October 21 2020 - 67 - Global Scale to Support Business Growth and Expansion Key Takeaways The outstanding commitment of our teams, together with our global footprint and vertical integration has allowed us to maintain operations in all our factories, ensuring the steady and timely supply of our products while continuing to protect the safety of all our employees Grifols Engineering capabilities give us a competitive advantage in terms of flexibility and speed with far less investment Grifols plasma - protein - balanced expansion plan is a top priority to ensure company leadership Grifols’ COVID - 19 pandemic response unleashed internal potential as well as partnering business opportunities in the therapeutic and diagnostic fields Industrial Operations Resilience 1 Investment Management 2 Growth Plans S ecured 3 Setting - up Future O pportunities 4

Investor and Analyst Meeting October 21 2020 Lafmin Morgan Chief Commercial Officer Commercial Strategies Demonstrating Resilience

Investor and Analyst Meeting October 21 2020 - 69 - Bio Supplies Bioscience Leadership and Successful Track Record Topics for Discussion Diagnostics Hospital

Investor and Analyst Meeting October 21 2020 - 70 - ( € in millions) Grifols LTM June 30, 2020 reported €5,353m in revenues +11.7% p - o - p Grifols Has Demonstrated Growth Resiliency Over Time Revenue Has Grown at 7.2% CAGR Since 2016 4,050 4,318 4,487 5,099 5,353 2016 2017 2018 2019 LTM +11.7% (*) From July 2019 to June 2020 (*)

Investor and Analyst Meeting October 21 2020 - 71 - 2020 Has Been an Unprecedented Year The Pandemic Has Impacted Several Areas of Healthcare Patients Healthcare Providers Hospitals and Institutions Public and Private Payers Sources: (1) IQVIA data published September 25th, 2020 (US) (2) IQVIA data published September 28th, 2020 (EU5) (3) AHA Report, June 2020 To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. Office visits declined significantly 1 Elective procedures remain well below 2019 levels 1 Telehealth utilization increased almost +2,500% 1 Total prescriptions have declined but are beginning to return to 2019 baseline 1 HCPs prescribed fewer new prescriptions during telehealth vs. face to face visits 1,2 Biopharma total HCP calls still below baseline; remote calls have increased substantially 1,2 Lab testing (all settings) declined - 23% vs. same period in 2019 1 Hospital revenue significantly reduced 3 Medical visit claims remain well below 2019 baseline 1 +

Investor and Analyst Meeting October 21 2020 - 72 - Strengthening Our Commercial Portfolio U LTRIO P LEX E FlexBag • New flexible container to complement vials and broaden Grifols offering to customers • US launch in 2021 Keep Introducing Innovations to Address Customer Needs

Investor and Analyst Meeting October 21 2020 - 73 - Proud to Celebrate the Launch of Fibrin Sealant Globally Enhancing Our Pipeline U.S. VISTASEAL ® Fibrin Sealant Launched November 2019 VERASEAL ® Launched in Germany on October 9, 2020 &

Investor and Analyst Meeting October 21 2020 - 74 - Bioscience

Investor and Analyst Meeting October 21 2020 - 75 - Acceleration of Revenue Growth Since 2016 Bioscience Has Continued Sales Growth 6.6% 7.9% 8.0% 8.9% 12.9% 2016 2017 2018 2019 LTM (*) From July 2019 to June 2020 Note: Year - over - year variance as reported in constant currency (CC) for the period 2016 - 2019 and reported variation for LTM (*)

Investor and Analyst Meeting October 21 2020 - 76 - Leading Position With Core Business of Plasma - Derived Therapies in 2019 Bioscience Growth Fundamentals Remain Strong • Per capita utilization and diagnosis are growing for IG, albumin, and alpha - 1 • COVID - 19 has caused short - term impacts to the business as expected • Market growth and expansion strategies continue to deliver results • Grifols continues to invest in the Bioscience Division to sustain growth Global Market Share Grifols Global Position U.S. Market Share Grifols U.S. Position IG 24% #1 33% #1 Alpha - 1 68% #1 69% #1 Albumin 16% #2 33% #2 pdFVIII (*) 15% #4 50% #1 *vWF not included Source: All data in revenue; Grifols Global Plasma Database

Investor and Analyst Meeting October 21 2020 - 77 - • Gamunex ® continues to fuel double - digit revenue growth in 2020 • COVID - 19 impacting plasma collections with an impact on industry IG supply for 2021 • Early customer acceptance of Xembify ® gives us great confidence in the future potential of this medicine (e.g. 92% of those that have prescribed Xembify ® , prescribe again) ▪ COVID - 19 has impacted our ability to generate awareness, trial and usage of Xembify ® ▪ Tavlesse ® EU launch achieved in July with first sales in Germany and UK ▪ First Bioscience non - plasmatic product launched in Europe expands Grifols rare disease platform Solid Year Over Year Growth and Investing for the Future Growth Momentum Continues Hematology Immunology Pulmonology Autoimmune/ Neuromotor Hepatology / Critical care

Investor and Analyst Meeting October 21 2020 - 78 - Solid Year Over Year Growth and Investing for the Future Growth Momentum Continues Hematology Immunology Pulmonology Autoimmune/ Neuromotor Hepatology / Critical care • 8.6% year over year growth 2018 to 2019 with an increase of 3% market share • Continued expansion into new geographies • Significant investment in testing and patient convenience • COVID - 19 has impacted testing and limited access to health care providers . Existing programs are in place to recover from decline in diagnosed patients

Investor and Analyst Meeting October 21 2020 - 79 - Solid Year Over Year Growth and Investing for the Future Growth Momentum Continues Hematology Immunology Pulmonology Autoimmune/ Neuromotor • Continue building on our efforts to meet patients' needs around the world including future acquisitions and business development Hepatology / Critical care

Investor and Analyst Meeting October 21 2020 - 80 - Solid Year Over Year Growth and Investing for the Future Growth Momentum Continues Hematology Immunology Pulmonology Autoimmune/ Neuromotor • Albumin market shows a solid growth mainly driven by China • Consolidating presence in China with new launch and SRAAS partnership • Strategically focused in liver cirrhosis , a disease that is increasing. Here, we have a unique commitment with its own clinical program and supports independent investigations • US Albutein ® Flexbag launch in 2021 Hepatology / Critical care

Investor and Analyst Meeting October 21 2020 - 81 - Commercial Capabilities Are an Essential Asset for Grifols Growth Momentum Continues For more than 110 years, people throughout the world have relied on Grifols to provide healthcare solutions when and where needed Grifols has an established end - to - end commercial infrastructure with robust experience and a proven track record in rare and serious disease Grifols competes by focusing on unmet medical needs through awareness, education, appropriate diagnosis, and timely treatment with demonstrable outcomes We pride ourselves on quality, safety, compliance, teamwork, flexibility, and delivering results Grifols is dedicated to working effectively and building productive relationships with healthcare providers, payers, channel partners, and patient advocacy groups Seeking to strategically align our established resources in Immunology, Neurology, Pulmonology, Hematology, Critical Care Medicine, and Infectious Diseases with companies that share a similar vision, mission and values and have assets which would benefit from what we have to offer 1 2 3 4 5 6

Growth Momentum Continues

Deep Knowledge, Capabilities and Networks Across Our Therapeutic Areas

Therapeutic area	Description	Products
Immunology; Autoimmune/ Neuromotor	Treating immune deficiencies and autoimmune disorders and providing rapid immune coverage in potentially life-threatening situations	gamunex-c immune globulin injection (human) 10% caprylate/chromatography purified; Xembify Immune Globulin Subcutaneous (Human), 20%; HyperRAB Rabies Immune Globulin (Human) 300 IU/mL; Flebogamma DIF Human Normal Immunoglobulin (IVIg) 50 mg/ml 100 mg/ml; Hypermunes In tune with the immune; Tavlesse (fostamatinib disodium hexahydrate) tablets
Pulmonology	Treating alpha1-antitrypsin deficiency, a genetic condition that can lead to serious lung disease	READY-TO-INFUSE PROLASTIN C LIQUID alpha1-proteinase inhibitor (human); PROLASTIN
Hematology	Treating hemophilia and other bleeding disorders and clotting disorders	Alphanate Human coagulation FVIII/VWF complex; Koāte-DVI Antihemophilic Factor (Human); Thrombate III antithrombin III (human); Profilnine Factor IX complex; Fanhdi Human coagulation FVIII/VWF complex; AlphaNine Human coagulation Factor IX; VistaSeal Fibrin Sealant (Human)
Hepatology / Critical care	Treating hypovolemia & hypoalbuminemia in different situations: liver disease, cardiac surgery, severe infection, respiratory, and emergency	Albutein Human Albumin; Plasbumin Albumin (Human), USP; Human Albumin Grifols

2020 Investor and Analyst Meeting October 21

- 82 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 83 - Immunology and Neurology

Investor and Analyst Meeting October 21 2020 - 84 - Immunoglobulins Fuel Growth in 2020 and Beyond *Source: Grifols Internal Data September 2020 Xembify ® Expanded Our U.S. IG Portfolio to Meet Large, Unmet Medical Need in PIDD • Gamunex ® - C continues to fuel double - digit growth in 2020 • Xembify ® , U.S. launch is designed to help ensure PIDD patients who rely on Xembify ® receive it when and where Xembify ® is needed • Xembify ® payer access achieved to date provides HCP’s and PIDD patients access • The pandemic has impacted our launches in terms of: • Data indicate positive HCP and patient experience with Xembify ® • 92% of those that have prescribed Xembify ® , prescribe again* • Xembify ® filed in EU; on track for 2021 approval awareness, trial and usage patients access to care temporarily limited salesforce access and engagement with customers altered

Immunoglobulins – Innovation Fuels Expansion

Investing in Key Growth Drivers

Secondary immunodeficiencies

- Highest IG volume growth area (~10% CAGR expected 2018-2025*) includes hematological malignancies, transplantation

Improving the patient treatment experience

- New clinical data for all Ig portfolio products (PFS, wearable injectors/ambulatory pumps), exploring novel infusion approaches coupled with digital health platforms

Hyperimmunes portfolio development

- On-going clinical development of **anti-SARS-CoV-2 hIVIG** (INSIGHT Protocol: 13 in partnership with NAID); on-going clinical evaluation of **potential for anti-SARS-CoV-2 hIMIG**

Currently evaluating the potential for plasma derived and non-plasma derived candidates in infectious diseases

HyperRAB® continues to exert leadership in the rabies prophylaxis market; US launch of new 3-mL (900 IU) vial with additional FDA submissions to improve label with room temperature storage and 1 year extension of shelf-life

Total U.S. Volume of IG* (grams, M)


CAGR: +10.6%
73.2
80.8
87.9
99.1
2016
2017
2018
2019

Total U.S. Patients on IG ('000)**


CAGR: +8.7%
153.9
166.1
181.8
2015
2016
2017

*Sources: *US PPTA Distribution Data,*
*Source: **Grifols Internal Data August 2020*
SID: Secondary Immune Deficiency (not an FDA approved indication in the U.S.)

2020 Investor and Analyst Meeting October 21

- 85 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 86 - Pulmonology

Investor and Analyst Meeting October 21 2020 - 87 - Grifols Alpha - 1 Volume Growth Has Consistently Outpaced the Market Maintaining Alpha - 1 Global Market Leadership 2014 - 2019 CAGR Market: 6.2% Grifols: 7.8% Global Alpha - 1 2019 Market Share Global Alpha - 1 2014 - 2019 Volume Growth (In Grams) Source: Grifols Global Plasma Database & Marketing Research Bureau, 2019 Grifols 70% Company D 5% Company C 13% Company B 10% Company A 2% 0 500 1,000 1,500 2,000 2,500 3,000 2013 2014 2015 2016 2017 2018 2019 Total Grifols Company D Company C Company B Company A (In Grams)

Investor and Analyst Meeting October 21 2020 - 88 - Untapped Markets Represent Opportunities for Continued Growth Expanding to New Geographies Grifols alpha - 1 markets Currently under licensing or reimbursement review Turkey Launched in 2017 and quickly growing market France Approved 2019 Australia application submitted LATAM optimize existing markets APAC new registrations & market assessments underway Japan application submitted Denmark Approved 2019 Mexico application submitted

Investor and Analyst Meeting October 21 2020 - 89 - Using Innovative Technology We Will Continue to Explore New Opportunities Investing for the Future Empowering Patients with Information Investing in Patient Needs While COVID - 19 has impacted the business, existing programs are in place to facilitate a return to normal growth Awareness Multi - channel marketing initiatives with pulmonologists and primary care physicians raises awareness of the need for genetic screening of all COPD patients Patients Tested Continue seeing strong interest among COPD sufferers wanting to understand their genetic health risk status related to alpha - 1 Screened Population Consumer testing using the remains an important strategy, and Grifols continues to explore innovative ways to expand the screening program Convenience Developing new formulations to improve the product administration and patients’ quality of life New Indications Exploring the potential for Prolastin ® to help hospitalized COVID - 19 patients Therapy Effectiveness Continuing to support a variety of programs evaluating the benefits of augmentation therapy

Investor and Analyst Meeting October 21 2020 - 90 - Hepatology and Critical Care

Investor and Analyst Meeting October 21 2020 - 91 - 0 500 1000 1500 2015 2019 Co.1 Grifols Co.3 Others CAGR 15 - 19 5% 8% 10% 9% We Are a Major Contributor to This Growth; Strong Position in Liver Cirrhosis Global Albumin Market Shows a Solid Growth (CAGR 15 - 19 7%) • Physicians clearly see a clinical benefit for their patients • Albumin perceived as a medicine (vs. fluid) • Chronic liver disease is a growing cause of morbidity and mortality worldwide • Strong clinical program in liver cirrhosis with innovative approaches: HEAL Hepatic encephalopathy and albumin study • Grifols continues to hold #2 global position outplacing the market • US Albutein ® Flexbag launch in 2021 Global Growth Among Top Manufacturers CAGR 15 - 19 Strategic Focus in Liver Cirrhosis (Albumin Tons)

China Continues Growing at Double Digit (CAGR$^{15\text{-}19}$ 13.1%)

Grifols Consolidating Presence With New Launch and SRAAS Partnership

China Albumin Batch Release CAGR$^{15\text{-}19}$ +13.1%



(Albumin Tons)
137
190
171
223
175
236
189
276
213
322
Domestics
MNCs
2015
2016
2017
2018
2019

Grifols Hospital sales remain solid (YTD Aug +18.0%) growing above the market (YTD +8.9%) as per CPA* Data



Co.1
31.1%
Co.3
19.8%
Grifols
21.2%
MNC
Domestic

- Grifols consolidated **#2 position in hospital channel** with 21.2% MS (+1.7p.p. vs. PY)
- **Chinese hospitals albumin procurement positive recovery** from COVID-19 impact
- **Hospital channel** represents **~70%** of the albumin market

** Chinese Pharmaceutical Association (CPA) data provides monthly hospital procurement information*

Grifols Future Growth Opportunities

- Continue a successful **geographical and channel expansion strategy**
  - New key strategic provinces show +19% CAGR$^{17\text{-}19}$ accounting for 81.9% of Grifols overall sales growth
  - Developing Retail Pharmacy channel shows +56% CAGR$^{17\text{-}19}$ & YTD August +40.3% sales growth
- **Plasbumin launch** to support our market growth and expand Grifols presence in China as our 3rd albumin brand

SRAAS Partnership

- Consolidating our long-term positioning in China capitalizing on synergies in key accounts and channel combination
- Leverage both companies portfolios and capabilities to maximize the commercial platform
- SRAAS partnership to foster Grifols penetration in China supporting expansion strategy

2020 Investor and Analyst Meeting
October 21
- 92 -
GRIFOLS

Investor and Analyst Meeting October 21 2020 - 93 - Hematology

Investor and Analyst Meeting October 21 2020 - 94 - Opportunity to Build on Our Efforts to Meet Patients Needs Worldwide Legacy of Commitment With the Hematology Community New clinical studies sponsored by Grifols on the key role of pdFVIII/VWF in the evolving treatment paradigms for Patients with Hemophilia A and inhibitors (US and EU ISR programs) *PWH: patients with Hemophilia Local initiatives at developing countries contributing to increase the standards of care in PWH still represent an untapped market potential: improve diagnosis and treatment through outreach programs and low dose prophylaxis approach Looking to continue our growth through future acquisitions and business development to meet evolving patient needs

Investor and Analyst Meeting October 21 2020 - 95 - TAVLESSE ® (fostamatinib) Launch Achieved in Germany and UK Seeking to Treat More Chronic and Rare Diseases First European non - plasmatic product launch in Bioscience history TAVLESSE ® is welcomed by physicians as new treatment option for chronic ITP patients Approved for the treatment of chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments Novel MOA - First and only approved SYK - inhibitor that blocks platelet destruction In Ph. III for warm autoimmune hemolytic anemia (wAIHA) Meets Bx objectives to treat more chronic and rare diseases; increase revenue growth from new products Grifols has adapted launch to COVID - 19 environment with stronger focus on digital activities, virtual customer meetings, congresses, and symposia Included as robust option in ITP International Working Group Guidelines and German Guidelines Pricing & Reimbursement: dossiers have been submitted for EU5 & are in preparation for next wave of EU countries Newly published data on second line use can be used to promote to broader patient base Despite the current environment, uptake has been promising during first 3 months of launch >90% of target customers contacted by sales team >50 patients on Tavlesse ® Phased rollout to additional countries in Europe planned over the next 18 months

Key Takeaways

Fueling Growth While Meeting Patient Needs

Immunology & Neurology

- Strong franchise **growing at a double-digit rate** with Gamunex®, Flebogama® and the launch of Xembify®
- **Investing in new data and innovative approaches** to improve the patient treatment experience
- Hyperimmune portfolio anchored by **HyperRab®** and poised to grow with **anti-Sars-Cov2 hIVIG** medicine in 2021

Hepatology & Critical Care

- Global **Albumin market shows a solid growth** (+7%) driven by China, being Grifols a major contributor (10%).
- **Strategically focused in liver cirrhosis**, a growing disease, where Grifols has a strong clinical program with innovative treatment approaches

Pulmonology

- Programs in place to **continue market growth**
- **Geographic expansion** facilitates further growth
- Despite COVID-19, experienced sales and marketing teams investing in and **developing new ways to diagnose patients**

Coagulation & Hematology

- **Building on efforts to meet patients' needs** including future acquisitions & business development
- **Tavlesse® EU launch** achieved in July with first sales in Germany and UK – first Bioscience non-plasmatic product launched in Europe expands Grifols rare disease platform

2020 Investor and Analyst Meeting October 21

- 96 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 97 - Diagnostics

Investor and Analyst Meeting October 21 2020 - 98 - Sustainable Growth Over the Last 5 Years The Diagnostic Division Reported €725m Over LTM - 3.9% 6.8% 0.7% 1.1% 1.9% 2016 2017 2018 2019 LTM (*) From July 2019 to June 2020 Note: Year - over - year variance as reported in constant currency (CC) for the period 2016 - 2019 and reported variation for LTM (*)

Investor and Analyst Meeting October 21 2020 - 99 - Biomat relies on Grifols’ antigens and molecular assays for plasma testing We are converting all Grifols testing locations to Procleix ® instruments and assays Global Leader in Blood Donor Screening COVID - 19 Has Impacted Blood Collection Numbers Globally Source: Internal Data * Does not include plasma collections donations tested every minute with a Procleix ® assay* To help protect your privacy, PowerPoint has blocked automatic download of this picture. 70+ 35M B LOOD D ONATIONS T ESTED To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. people impacted every minute* 200+ To help protect your privacy, PowerPoint has blocked automatic download of this picture. P LASMA D ONATIONS

Investor and Analyst Meeting October 21 2020 - 100 - Customer - centric Innovation For Our Top Accounts Grifols Has Development Projects and Commercial Plans in Place FDA IND June 2016 CE Mark May 2017 June 2018 FDA May 2020 ZIKA To help protect your privacy, PowerPoint has blocked automatic download of this picture. BABESIA To help protect your privacy, PowerPoint has blocked automatic download of this picture. FDA Feb 2019 New Assay Development: Ultrio Plex E Automation Ready Technology FDA Aug 2018 ZIKA To help protect your privacy, PowerPoint has blocked automatic download of this picture. HEV HIV - 1 HIV - 2 HBV HCV Emerging Pathogens & Panther ® and Procleix ® Assays Emerging Pathogens & Panther ® and Procleix ® Assays

Investor and Analyst Meeting October 21 2020 - 101 - Above Market Growth Driven by New Products Growth Rate Accelerating and Surpassing 50 Million Gel Cards Sold B LOOD T YPING 18.5% G ROWTH ( CC ) 2019 VS 2018 G EL C ARDS 50M U NITS SOLD 2019 B EST P ORTFOLIO T O M EET C USTOMER N EEDS

Investor and Analyst Meeting October 21 2020 - 102 - Erytra Eflexis ® Continues to Drive Our Growth We Almost Triple Number of Erytra Eflexis ® Placement Since Our LTM 600+ S INCE LAUNCH ON Q2 - 2017 I NSTRUMENTS P LACEMENTS C OMPETITIVE C ONVERSIONS C OUNTRIES US L AUNCH +55% To help protect your privacy, PowerPoint has blocked automatic download of this picture. 38 To help protect your privacy, PowerPoint has blocked automatic download of this picture. C OUNTRIES 100+ S INCE Q1 - 2019 LAUNCH Flexible, reliable and easy - to - use To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. M.M ARESCA (G EMELLI P OLICLINICO , R OME , I TALY )

Investor and Analyst Meeting October 21 2020 - 103 - US IH – Over 300 Customer Sites Under Contract Three Major IDN Wins Demonstrates Success Across All Customer Segments DG R EADER N ET IH US M ARKET G ROWTH 50% G ROWTH IN NUMBER OF C ONTRACTED S ITES VS 2018

Investor and Analyst Meeting October 21 2020 - 104 - COVID - 19 Testing – An Example Of Innovation at Grifols Supporting Healthcare System in Spain Partnering With Hologic Developing Procleix ® SARS - CoV - 2 assay is an example of our innovation and collaboration that expands beyond continents and across multiple teams R&D Manuf. Supply Chain Legal & Reg. Commercial Customer Service Tech. Service

Investor and Analyst Meeting October 21 2020 - 105 - Hospital

Investor and Analyst Meeting October 21 2020 - 106 - Revenue Has Grown at 6.0% CAGR Since 2016 Hospital Strong Growth Through 2019 4.5% 3.3% 16.0% 12.1% 3.8% 2016 2017 2018 2019 LTM (*) From July 2019 to June 2020 Note: Year - over - year variance as reported in constant currency (CC) for the period 2016 - 2019 and reported variation for LTM (*)

Investor and Analyst Meeting October 21 2020 - 107 - Clear Path to Strengthening Portfolio for Growth North America Revenue ( Pharmatech + IV Fluids) 2019 2015 7 2016 2018 2017 6 9 30 42 26 Pharmatech 16 IV Fluids ($ in millions) CAGR: 63% NA Pharmatech + IV Fluids 44% NA Pharmatech

Hospital Global Division Progress Interrupted by COVID-19

As Hospitals Continue to Open up Access, a Return to Growth Is Expected

2017-2019

- Double-digit growth each year
- Sales in N. America surge from 8% to 28% of global
- Pharmatech & IV Fluids are 73% of total sales and majority of growth
- Inclusiv IV Compounding portfolio CAGR = 37%
- IV Fluid Sales in NA from 0 to €15m in two years

2020 COVID-19

- Initial 1 month surge in IV fluid demand followed by sustained fall due to reduced hospital procedures
- Pharmatech projects interrupted / delayed due to access as well as budget impacts
- PharmacyKeeper SaaS business continues growing despite pandemic (+20% YoY)

Post COVID-19

- Return to growth as hospital access opens and procedures return to higher volumes
- Regulatory demands and other tailwinds resume, somewhat dampened by CAPEX budget constraints for near term (est. 20% decrease)
- IV Fluids in USA to grow from 15m units (2019) to 35m units (2022)

2020 Investor and Analyst Meeting October 21

- 108 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 109 - Bio Supplies

Investor and Analyst Meeting October 21 2020 - 110 - Revenue Has Grown at 49.9% CAGR Since 2016 Bio Supplies Diversifies the Revenue Base 18.1% 154.9% 54.1% 25.1% 2016 2017 2018 2019 LTM (*) From July 2019 to June 2020 Note: Year - over - year variance as reported in constant currency (CC) for the period 2016 - 2019 and reported variation for LTM (*)

Bio Supplies Biopharma Product Portfolio

Biological Products for Non-Therapeutic Use

Raw material used in manufacturing of drug or Cell therapy products & Transfusion blood components



Bioscience Products

Therapeutic proteins used as an excipient for cell culture media or drug products:

- Immunoglobulins
- Albumin
- Plasmanate



Cell Culture Products

GMP products developed as a supplement for cell culture:

- Plastem
- Human Male AB serum heat inactivated



Fractionation Products

Intermediate fractionation products for further protein purification:

- Fraction V
- Cryopaste…



Transfusion Blood Components

Blood components for transfusion:

- Red Blood cells
- Platelets
- Plasma for transfusion
- Only for German market

2020 Investor and Analyst Meeting October 21

- 111 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 112 - Key Takeaways

Investor and Analyst Meeting October 21 2020 - 113 - Key Takeaways Grifols has demonstrated growth resiliency over time 1 The pandemic has impacted several areas of healthcare, however we expect these impacts to be mostly temporary 2 Grifols continues to introduce innovations to address customer needs 3 Bioscience growth fundamentals remain strong 4 Diagnostic is continuing to deliver single digit growth overall with strong growth in IH 5 Hospital continues to execute on growth plan with emphasis in Pharmatech segment 6 Commercial capabilities are an essential asset for Grifols 7 Commercial Portfolio Keeps Strengthening With New Growth Drivers

Investor and Analyst Meeting October 21 2020 Amarant Martínez VP China Affairs Office China: A Strategic Global Market An Overview on The Grifols and SRAAS Alliance

Investor and Analyst Meeting October 21 2020 - 115 - China’s Ability to Manage COVID - 19 Is Prompting an Upward Trend China’s Healthcare Market: Solid Fundamentals 984 3,830 China US x3.9 2018 2020 2022 2024 2026 2028 11,209 15,481 9,555 17,655 11% 8% 2008 74% 2018 18% 71% 18% 16% 68% 16% 2028 31% 47% 2018 54% 41% 2008 59% 69% 2028 Health expenditure 2020 GDP per capita Age population split (%) Urban population split (%) Global China 15 - 64 years >65 years <15 years Urban Rural + + Source: Fitch Solutions; Oct. 2020 2021 - 2023 >> 3 years China’s healthcare expenditure has potential to grow ($ Bn) China economic development, aging population and rising urbanization will significantly increase healthcare spending ($)

Investor and Analyst Meeting October 21 2020 - 116 - (1) Based on DCF and multiples from trading companies and comparable transactions (2) Based on market stock price per agreement (3) Based on market stock price average for 3Q 2020 45% GDS value $4.3bn (1) $1.9bn SRAAS value 26.2% $1.9bn $7.4bn (2) $8.4bn (3) 26.2% $2.2bn 9.3 CNY 7.5 CNY +23% Grifols GDS SRAAS 55% economic rights 60% voting rights 45% economic rights 40% voting rights 26.2% + $300m Capital gain Post - Deal Structure and Valuation Grifols and Shanghai RAAS Strategic Alliance Largest Shareholder

Investor and Analyst Meeting October 21 2020 - 117 - (1) Includes China, Hong Kong SAR, Taiwan and Macao SAR (2) From July 2019 to June 2020 (3) Shanghai RAAS H1 Semi - Annual Report Total Revenue by Protein (3) 30% 42% 10% 18% Albumin IVIG Other Hypers Coagulation Factors Registered products in China 23 Diagnostic 5 Bioscience Grifols Workforce in China 55 To help protect your privacy, PowerPoint has blocked automatic download of this picture. Shanghai RAAS figures 11 Plasma - derived products To help protect your privacy, PowerPoint has blocked automatic download of this picture. 11 Provinces with plasma centers To help protect your privacy, PowerPoint has blocked automatic download of this picture. 4 Number of facilities To help protect your privacy, PowerPoint has blocked automatic download of this picture. 41 Plasma centers To help protect your privacy, PowerPoint has blocked automatic download of this picture. Grifols in China + Revenue Evolution (SRAAS + GRF Bioscience in China 1 ) ($M) 2018 2019 LTM 466 657 704 (2) Largest F ootprint in China Combined #1 in the Blood Products Space

Investor and Analyst Meeting October 21 2020 - 118 - FY2019 1H2020 Net Revenue EBITDA Net Profit 374 Variation vs. 2018 149 88 +43% +45% +$307m 186 98 99 Margin 39.7% 53.0% +1% +23% +$40m Variation vs. 1H19 Margin 23.5% 53.2% ($M) LTM (1) 369 165 127 44.6% +21% +50% +$163m Var. vs. LTM June’19 34.3% (1) From July 2019 to June 2020 Continuous Improvement of Shanghai RAAS Financials Grifols and Shanghai RAAS Strategic Alliance • Significant market potential for Bioscience core proteins • High profitable business. EBITDA 53% • Continuous improvement in margins despite COVID - 19 • High potential for value creation thanks to synergies • Strong cash flow generation; no debt

Investor and Analyst Meeting October 21 2020 - 119 - A Growing $5bn Blood Products Market Albumin (1) Batch Release Jan - Sep 2020; Growths shown YTD Q3 2020 vs YTD Q3 2019 (2) Chinese Pharmaceutical Association (CPA) procurement data Jan - Aug 2020 (3) Grifols Plasma Industry Database Fibrinogen #1 +20.4% #2 Hospital segment (2) #3 Total market (1) +49.8% (1) +19% CAGR 17 - 19 in key provinces +56% CAGR 17 - 19 in retail channel Geographical & Channel Expansion Strategy pdFVIII #6 +42.3% IVIG +67.9% #2 #2 +13.6% #1 +17.6% (3) (1) +15.0% #3 (Domestic) (1) Leading the Way: #2 and #3 Global Market for Blood Products and IVD (1) (1) (1) • Main market for Albumin and Fibrinogen , while remaining untapped for IVIG and Coagulation • SRAAS outperforming local competition +235% #1 +1,611% #1

Grifols and Shanghai RAAS Set a Solid Foundation

A Collaborative Partnership Working at Full Speed and Focused on Execution

GOVERNANCE: Creation of a China Executive Committee reporting to co-CEO's to ensure global alignment and execution

QUALITY: Quality Agreement commitment being implemented: Year 1 milestones completed

COMMERCIAL STRATEGY: Commercial platform assessment & network integration to avoid any potential disruptions and maximize the opportunity

PLASMA: Expansion on plasma center network; best practices in donor recruitment

DIAGNOSTIC: Phased implementation of Grifols NAT solutions (TMA technology) at SRAAS facilities (collection, manufacturing pool and finished product)

GRIFOLS — MARCH 27 — 上海莱士 SHANGHAI RAAS

MANUFACTURING: Operational efficiency and best practices; harmonization of processes and KPIs; Virus removal and yields

BUSINESS DEVELOPMENT: Exploring across the whole spectrum (i.e. Bio Supplies; Biosurgery; Immunoassay; Robotics system for hospital pharmacy; 3rd parties)

INDUSTRIAL: Grifols expertise to develop best-in-class facilities and position SRAAS as the industrial engineering leader in China's healthcare industry

AMBAR: Real-world evidence in Alzheimer's and partnership through establishment of Center of Excellence

R&D: Unite R&D capabilities & scientific know-how. Lines of work around *Ig products* (10% & SCIG 20%), *Coagulation* and *Hyper Ig* portfolio expansion

2020 Investor and Analyst Meeting October 21

- 120 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 121 - An Overview of the Grifols and SRAAS Alliance Key Takeaways China is a key strategic market which has grown in importance in the wake of COVID - 19 1 Grifols is uniquely positioned to leverage its localization and strong presence in China 4 Grifols is committed to serving China’s healthcare system and its people: support for SRAAS to respond to any potential emerging pathogens in the future 5 Collaborative partnership is moving fast despite the pandemic 3 Unparalleled mid and long - term growth opportunity 2

Investor and Analyst Meeting October 21 2020 - 122 -

Investor and Analyst Meeting October 21 2020 David Bell Chief Innovation Officer Innovation Strategy Innovative Response to the Development of New Therapeutics

Investor and Analyst Meeting October 21 2020 - 124 - A Recognized Leader of Innovation Since 1909, Dedicated to Developing Innovative Healthcare Research and innovation has been in our DNA for more than 110 years We are a company founded on Plasma Therapeutics We are a company grounded in Plasma Science

Investor and Analyst Meeting October 21 2020 - 125 - Co - innovation programs Collaborations with leading research cent. Participation in research companies Scholarships & awards Strategic alliances Academic collaborations Sponsorship of research programs Digital innovation Grifols Innovation Office In - House R&D programs Grifols Engine - ering Open Innovation Ecosystem That Promotes Knowledge and Talent Integrated Innovation Strategy With a Holistic Approach An open innovation ecosystem that encompasses both in - house projects and investee - led initiatives that complement the company’s operations Grifols Innovation and New Technology (GIANT) Scientific and Medical Affairs Intellectual Property Innovation Office External Internal

Investor and Analyst Meeting October 21 2020 - 126 - Continuous Efforts to Enhance Therapeutic and Diagnostic Solutions Collaborative Approach Without Boundaries (1) From July 2019 to June 2020 2016 2017 2018 2019 LTM 295 311 291 329 328 Grifols R&D sites Los Angeles, Emeryville, San Diego and San Carlos, CA Bioscience and Diagnostic Research Triangle Park, NC Bioscience Barcelona, Bilbao and Zaragoza, Spain Bioscience and Diagnostic Düdingen, Switzerland Diagnostic Denver, CO Hospital Investment €1,500 million in 5 years People people dedicated to R+D+i +1,200 external researchers complement Grifols’ R+D+i efforts ~200 To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. To help protect your privacy, PowerPoint has blocked automatic download of this picture. (1)

Investor and Analyst Meeting October 21 2020 - 127 - Our Scientific Mission The Plasma Proteome: Source of Therapeutics Comprehensive Discovery and Development Platform Delivering Transformational Therapeutics

Investor and Analyst Meeting October 21 2020 - 128 - The Plasma Proteome Is t he Highway of the Body Plasma Proteomics Is Our Foundation To help protect your privacy, PowerPoint has blocked automatic download of this picture. Circulating plasma carries proteins from and to every tissue

Investor and Analyst Meeting October 21 2020 - 129 - Continuous Efforts to Enhance Therapeutic and Diagnostic Solutions Plasma Proteomics Is Our Foundation Plasma Proteome New Plasma Proteins New Utilities for Plasma Fractions Biomarkers Diagnostics Small Molecule Drugs Recombinant Proteins Recombinant Antibodies

Pipeline Focused on Core Therapeutic Areas

Combined Approach of Collective Efforts

Hematology/ Hepatology	Bleeding Disorders	Stroke	Wound Healing	Cirrhosis	Acute Chronic Liver Failure
Immunology	PID	Infectious Diseases	Emerging Pathogens		
	SID	Oncology			
Autoimmune/ Neuromotor	CIDP	MNN	Other AI diseases		
	MG	ITP	Parkinson's		
Pulmonology	Alpha-1 Deficiency	Inflammatory response	Bronchiectasis	COPD	
Neurology/ Cognitive Disorders	Alzheimer's	Parkinson's MCI/Parkinson's Dementia	Dementia	Other cognitive disorders	
Other	Bullous Pemphigoid	Oncology	nAMD	Diabetic retinopathy	COVID-19

2020 Investor and Analyst Meeting October 21

- 130 -

GRIFOLS

The AMBAR Project

Milestones of 15 Years of Rigorous Scientific Research

alzheimer management by albumin replacement
ambar

AMBAR findings demonstrate efficacy to stabilize Alzheimer in treated patients

December 2018

11th Clinical Trials on Alzheimer's Disease (CTAD) Congress
Barcelona (Spain)

Primary efficacy endpoints – the ADAS – Cog1 and ADCS-ADL2 scales

March 2019

14th International Conference on Alzheimer's and Parkinson's Diseases
Lisbon (Portugal)

Secondary endpoints such as memory, language and processing speed

July 2019

Alzheimer's Association International Conference (AAIC) 2019
Los Angeles (U.S.)

Other relevant secondary endpoints to evaluate functional and cognitive capacity (CDR-Sb and ADCS-CGIC)

December 2019

12th Clinical Trials on Alzheimer's Disease (CTAD) Congress 2019
San Diego (U.S.)

Neuroimaging and biomarkers

July 2020

Results published at *Alzheimer's & Dementia: The Journal of the Alzheimer's Association*

+

Submission to the American Society for Apheresis (ASFA)

Beyond

Potential inclusion in ASFA guidelines

+

Opening of referenced sites in Spain, other EU countries, U.S. and China to obtain real world evidence

Would strongly support larger use of this treatment and its reimbursement

2020 Investor and Analyst Meeting October 21

- 131 -

GRIFOLS

Grifols COVID-19 Efforts

Bioscience and Diagnostic Collaboration

Bioscience

1

IVIG Hyperimmune

Specifically targets SARS-CoV-2 by **providing passive immunity** to infected patients and boosting their immune system's ability to fight the disease

2

Convalescent Plasma

Collection of convalescent plasma with **high levels of anti-SARS-CoV-2 neutralizing antibodies**

3

IVIG Immunomodulation

Assess the efficacy of **high-dose intravenous immunoglobulin** to stabilize or improve the health of COVID-19 patients

4

Alpha1

Determine if A1 + standard medical treatment can **reduce the proportion of COVID-19 hospitalized patients dying or requiring intensive care unit** admission

Diagnostic

TMA (Transcription-Mediated Amplification) **molecular test to detect the SARS-CoV-2 virus in plasma, blood and respiratory samples**.

We are also making progress on assessments to develop sample pooling and saliva-based strategies.

2020 Investor and Analyst Meeting October 21

- 132 -

GRIFOLS

THERAPIES BORN FROM THE SCIENCE OF AGING ® Karoly Nikolich Alkahest’s CEO

Investor and Analyst Meeting October 21 2020 - 134 - New Promising Horizons Value and Scope of the Transaction New plasma therapeutics Products beyond plasma Create a new generation of products - derived from understanding the plasma proteome Goal Add value to current Grifols products What Scientific excellence from Plasma Proteome Foundations How

Investor and Analyst Meeting October 21 2020 - 135 - Chronokines : Proteins With Biological Impact that Change With Age Therapeutic Candidates Mining ~ 9,000 Plasma Proteins Supplement Beneficial Chronokines Antagonize Detrimental Chronokines • Antibodies • Small Molecule Inhibitors • Extracorporeal Removal • Selected Plasma Fractions • Therapeutic Plasma Proteins

Investor and Analyst Meeting October 21 2020 - 136 - Protein Trajectories During Healthy Aging and Disease Therapeutic Candidates 60+ diseases 23,566 mechanistic connections Healthy A ging A Range of Protein Changes During A ging Age - related Disease Lehallier , B. … Wyss - Coray , T. Nature Med. 2019 “Molecular microscope” of normal aging

Investor and Analyst Meeting October 21 2020 - 137 - Chronokines : Proteins With Biological Impact that Change With Age Therapeutic Candidates AKST1210 AKST1200 AKST1220 AKST1260 AKST1250 AKST4290 GRF6019 GRF6021 Protein increasing with age DETRIMENTAL CHRONOKINES: Small molecule blockers as therapeutics Protein decreasing with age SUPPORTIVE CHRONOKINES: Plasma fractions & proteins as direct therapeutics Compounds and Targets in the clinic or in preclinical development Recombinant proteins and plasma fractions in clinic or in preclinical development AKST1340

Investor and Analyst Meeting October 21 2020 - 138 - Mining the Science of Chronokines Rich Research Pipeline Biology / Indication Area Preclinical Development Biological Validation Selected Plasma Fractions Peripheral Neuropathy Regenerative Indications Age - Related Disorders CNS Disorders Recombinant Proteins AKST1200 – Neurology Small Molecules & Antibodies AKST1220 – Neurology AKST1250 – Neurology AKST1260 – Neurology AKST1340 – Ophthalmology

Investor and Analyst Meeting October 21 2020 - 139 - Transcriptomics in Individual Cells – High Definition Biology Bioactive Identification Understand B iology in Single Cells Map Pathways Triggered to Plasma P roteins

Investor and Analyst Meeting October 21 2020 - 140 - Single Cell Resolution of the Biology of Plasma Fraction Precision Biology: Deep Mechanistic Molecularization Identification of single cells in the hippocampus Age - Related Gene Changes Reversed by Plasma Fraction Treatment in Brain Endothelial Artery Cells GRF6021 GRF6021 GRF6021 Healthy Aging

Investor and Analyst Meeting October 21 2020 - 141 - A Powerful Platform to Mine the Plasma Proteome for Therapeutics Strategy for Therapeutic Identification Fraction compositional analysis Use of pre - existing plasma fractions Novel plasma fractions Non - plasma therapeutics “Big Data” AI/ML Clinical trial results Other omics Therapeutic Proteins Proteomic analysis Biological manipulation In vitro response In vivo response Single - cell transcriptomics Clinical biomarker proteomics Plasma proteome profiling

The Alkahest Clinical Pipeline

Translating the Science of Chronokines

	Research	Preclinical	Phase 1	Phase 2	Phase 3
GRF6019 & 6021 Selected Plasma Fractions				✓ Alzheimer's Disease: Mild to Moderate	
				✓ Alzheimer's Disease: Severe	
				✓ Parkinson's Disease with Mild Cognitive Impairment or Dementia	
				Post-Operative Recovery	
AKST4290 Small Molecule Inhibitor of CCR3				✓ Neovascular Age-Related Macular Degeneration	
				Parkinson's Disease	
				Bullous Pemphigoid	
AKST1210				ESRD Cognitive Impairment	

■ Jointly developed with Grifols

□ Previously developed only by Alkahest – New in our pipeline

✓ Phase 2a Data Available

2020 Investor and Analyst Meeting October 21

- 142 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 143 - Key Takeaways

Investor and Analyst Meeting October 21 2020 - 144 - Innovative Response to the Development of New Therapeutics Key Takeaways We are a company founded on Plasma Therapeutics We are a company grounded in Plasma Science Comprehensive discovery and development platform delivering transformational therapeutics based on the plasma proteome A collaborative approach without boundaries balancing internal and external resources Focused on core therapeutic areas; ready to partner where appropriate; meeting the risks and opportunities of developing science Pioneering the molecularization of plasma with innovative methods to identify new therapeutics

Investor and Analyst Meeting October 21 2020 - 145 - The only thing more inspiring than our past is our future

Investor and Analyst Meeting October 21 2020 Alfredo Arroyo Chief Financial Officer Financials Solid Business Performance. Delivering on Commitments

Delivering on Commitments

Highlights for 2019 and 1H 2020

- Strategic alliance with **Shanghai RAAS** in China
- In 4Q 2019, **debt-refinancing completed** for €5,800m, **improving terms and conditions significantly**
- In 2Q 2020, **reinforcement of liquidity position** up to €1,900m, upsizing the multicurrency revolving credit facility from $500m to $1,000m
- Agreement to acquire a plasma fractionation facility in Canada and 11 plasma centers in the U.S. for $460m
- **Payout at 40%** of the group's consolidated net profit for 2019

- CAPEX: **€332m** in 2019, in line with the plan
- Plasma-center network: **up to 310 plasma centers** in the U.S. and Germany
- Plasma centers, production facilities and sales network **remained operational throughout COVID-19**
  - Pre-COVID-19 full recovery of plasma volumes estimated in 2021. **+30% in 2021 vs. 2020**


Corporate
Industrial
Innovation
Commercial

- R&D investments: **€329m** in 2019
- **Integrated innovation strategy:** Grifols continues to support internal and external projects
- **AMBAR results published** in *Alzheimer's & Dementia: The Journal of the Alzheimer's Association*
- **Tackling new therapeutic areas** with **Alkahest** pending on 100% acquisition

- **Bioscience** continues to **lead business growth**
- **Solid underlying demand** for key proteins lead by Immunoglobulins including hyperimmunes and albumin
- Operating **growth** in **all key geographic areas**
- **New products launch**: Xembify®, Vistaseal® and Tavlesse®
- Diagnostic Division benefits from **sale of COVID-19 tests**

2020 Investor and Analyst Meeting October 21

- 147 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 148 - Bioscience 78% Diagnostic 15% Hospital 3% Bio Supplies 4% US & Canada 66% Europe 18% RoW 16% By geographical area 4,050 4,318 4,487 5,099 5,353 2016 2017 2018 2019 LTM Total Revenue (€M) By d ivision (1) LTM stands for last twelve months ending June 30, 2020 Resilient and Positioned to Support Long - Term Growth Long - Term Fundamentals Remain Intact (1) • Global presence with a diversified revenue base • Leading player in plasma - derivatives industry with strong fundamentals • Vertically integrated business model • Demonstrated ability to successfully grow businesses both organically and through acquisitions • Committed to increase exposure in the growing Chinese market

Investor and Analyst Meeting October 21 2020 - 149 - 57 67 167 267 289 2016 2017 2018 2019 LTM 102 106 119 134 129 2016 2017 2018 2019 LTM 692 732 702 734 725 2016 2017 2018 2019 LTM 3,195 3,430 3,517 3,993 4,232 2016 2017 2018 2019 LTM Diagnostic Bioscience Bio Supplies Hospital (1) From July 2019 to June 2020 (€M) Diversified Healthcare Company with Worldwide Presence Revenues Evolution by Division (€M) (€M) (€M) (1) (1) (1) (1)

Investor and Analyst Meeting October 21 2020 - 150 - EBITDA (€M) (1) From July 2019 to June 2020 (2) Excluding COVID - 19 impact EBITDA margin (1) Focus on Profitability – COVID - 19 Temporarily Impacts Our Results EBITDA and Net Profit Evolution Net Profit (€M) 1,141 1,219 1,223 1,434 1,317 185 2016 2017 2018 2019 LTM EBITDA reported COVID impact 1,502 28.2% 28.2% 27.3% 28.1% 28.1% (2) 546 588 597 625 557 155 2016 2017 2018 2019 LTM Net profit COVID impact (1) 711

COVID-19 Impacts

Plasma Supply Continues Its Upward Trend

2020

Impact in Plasma Supply → **Impact in P&L**

Plasma supply levels dropped significantly in Q2 2020

Continuous improvement in the U.S. since July

Earlier recovery path in Germany

Estimated impact of <15% plasma supply in 2020

c.€200m sub-activity cost

- Related to those fixed costs not absorbed due to lower collections
- Already booked in June 2020
- Hit expected to cover entire 2020
- No expected further provision

€100m savings plan

- Plan is underway
- The company already recorded c.€75m at the end of Q3 2020

2020-2021

Impact in Plasma Supply → **Impact in P&L**

Higher plasma collection costs associated to temporary additional donor compensation

Estimated path to full recovery in 2021

+30% plasma supply vs. 2020

-

- Limited sales growth in the upcoming quarters derived from plasma shortage
- Cost of collecting plasma under pressure

+

- Aftermath: expected strong sales growth as solid demand remains
- Positive impact on product / geo-mix and pricing
- Most of the savings will remain in 2021 and beyond

2020 Investor and Analyst Meeting October 21

- 151 -

GRIFOLS

Investor and Analyst Meeting October 21 2020 - 152 - Dec. 2018 Jun. 2020 15.6 9.0 Non - current Assets 72% 3.5 Current Assets 28% 12.5 Cash: 1.0 Liquidity: 1.4 Dec. 2018 Jun. 2020 4.7 Equity 38% 6.5 Non - current Liabilities 52% 12.5 Assets (€Bn) Liabilities (€Bn) 1.3 Current Liabilities 10% Strengthening Grifols’ Balance Sheet – Liquidity Increase in 2020 up to c.$2bn Solid Financial Position 3.6 Current Assets 23% Cash: 0.9 Liquidity: 1.9 12.0 Non - current Assets 77% 7.0 Equity 45% 7.3 Non - current Liabilities 47% 1.2 Current Liabilities 8% 15.6

Investor and Analyst Meeting October 21 2020 - 153 - 300 300 2,982 27 2,536 1,000 58 68 68 68 68 1,973 58 4,170 11 2020 2021 2022 2023 2024 2025 2026 2027 2028 Drawn debt (Pre-Refinance) Drawn debt (Current) Goals Achieved • Tenor: from 4.6 to 7.3 years • Structure optimization: Currency and fixed/floating interest rate mixes • Covenants: Gained flexibility • Rating Agencies: Rating and outlook confirmed P&L Impact • Average cost of the debt is 2.8%, with a reduction of 80 bps • Estimated positive impact of €85m for 2020 COVID - 19 Measures • In 2020, upsizing multicurrency revolving credit facility from $500m to $1,000m • Cash Position June 2020: €1.9bn Senior Debt Refinancing – Amortization Schedule Building Value Through Debt Refinancing

Investor and Analyst Meeting October 21 2020 - 154 - 4.8 4.5 4.4 4.2 4.1 4.4 4.1 4.0 5,906 5,845 5,804 5,725 5,804 5,502 5,274 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 3.5 3.7 3.9 4.1 4.3 4.5 4.7 4.9 5.1 5.3 5.5 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Strategic Investments Lead to Higher Leverage Ratio. Deleveraging Remains a Priority Leverage Ratio and Net Debt Leverage Ratio defined as Net Financial Debt to EBITDA excluding any IFRS 16 impact COVID - 19 impact Leverage ratio Net Debt Target 3.9 Continued focus on strong cash flow generation Leverage management remains among the company’s top priorities Excluding COVID - 19, leverage ratio is in line with the target

Investor and Analyst Meeting October 21 2020 - 155 - Capital Allocation

Investor and Analyst Meeting October 21 2020 - 156 - Investments Acquisitions Shareholders Distribution 1 2 3 Capital Allocation CAPEX Innovation Global expansion Innovation Strategy Dividends Capital Discipline Focused on Supporting Growth and Creating Value Capital Allocation

Investor and Analyst Meeting October 21 2020 - 157 - Innovation (€M) 2016 2017 2018 2019 LTM €1,500m in 5 years 268 271 252 332 326 2016 2017 2018 2019 LTM Capex (€M) €1,450m in 5 years Investments Acquisitions Dividends 1 2 3 295 311 291 329 (1) From July 2019 to June 2020 (1) (1) Supporting Growth and Creating Value Capex and Innovation 328

Investor and Analyst Meeting October 21 2020 - 158 - • Grifols to acquire the remaining equity of Alkahest (55%) for $146m • Its protein - targeted assets and non - plasma derived therapeutics projects can enable Grifols to diversify whilst retaining its focus on the science of plasma March 27, 2020 Closing of strategic alliance March 7, 2019 Entered in strategic alliance with SRAAS • Grifols acquires a 26.2% stake (voting and economic rights) in exchange of 45% of the economic rights and 40% of the voting rights of Grifols Diagnostic Solutions (GDS) • To boost growth on our plasma - derived products and diagnostic solutions in China • The Chinese market for blood products has grown by more than 15% in recent years (26.2% stake) September 7, 2020 • Grifols acquired a plasma fractionation facility and 2 purification centers in Montreal , and, in a separate transaction including 11 collection centers in the U.S. all totalling to $460m • Grifols becomes the only large - scale commercial manufacturer of plasma products in Canada Investments Acquisitions Dividends 1 2 3 July 20, 2020 October 1, 2020 Announcement Closing of the Acquisition Supporting Growth and Creating Value Key Acquisitions in 2019 - 2020

Investor and Analyst Meeting October 21 2020 - 159 - 0.18 0.18 0.18 0.20 0.20 0.13 0.14 0.16 0.15 0.16 0.04 2015 2016 2017 2018 2019 Interim Final No recurrent • Strong earnings profile • Accumulated annual dividend up by 4.1% over the last 5 years • More than €1.2bn returned to shareholders over the last 5 years • Pay - out ratio: 40% of consolidated profits 0.31 0.32 0.38 0.35 0.36 (€ per share) Investments Acquisitions Dividends 1 2 3 Supporting Growth and Creating Value Shareholders Distribution

Investor and Analyst Meeting October 21 2020 - 160 - Key Takeaways

Investor and Analyst Meeting October 21 2020 - 161 - We are more committed than ever to our values and to our stakeholders. Taking all the necessary steps to further strengthen our solid business performance. Driving long - term sustainable growth across all divisions despite extraordinary times Business fundamentals remain very solid Strengthening international expansion through the strategic alliance with Shanghai RAAS and acquisitions in Canada and in the U.S. Working to increase plasma collections , organically and inorganically Integrated innovation strategy as a pillar Keeping up with investments in CAPEX and Innovation to support future growth Value Growth Plans on Track Committed to Delivering Long - term Value

Investor and Analyst Meeting October 21 2020 Víctor Grífols Deu Co - CEO Long - Term Success Leveraging on Innovation

Investor and Analyst Meeting October 21 2020 - 163 - Long - Term Success Is Based on Excelling in Four Strategic Pillars Long - Term Success in Plasma Industry Plasma Procurement Vertical integration of plasma sourcing to ensure growth by securing safety & undisrupted supply Engineering & Manufacturing Highest manufacturing & engineering standards Commercialization Customer centric approach in all geographies Innovation Innovative responses to the development of new therapies

Investor and Analyst Meeting October 21 2020 - 164 - Plasma Procurement Vertical integration of plasma sourcing to ensure growth by securing safety & undisrupted supply Engineering & Manufacturing Highest manufacturing & engineering standards Commercialization Customer centric approach in all geographies Innovation Innovative responses to the development of new therapies Alpha (2003) Talecris (2011) 2016 2020 2000 Talecris (2011) 2020 2000 2016 Giant (2015) 2020 2000 2015 IPO 2006 SeraCare (2002) Haema & Biotest (2018) 2018 2020 2000 IBBI (2019) PlasmaVita (2017) TPR (2011) PlasmaCare (2006) Long - Term Success Is Based on Excelling in Four Strategic Pillars Long - Term Success in Plasma Industry

Investor and Analyst Meeting October 21 2020 - 165 - Innovation Is Now at the Center of Grifols Long - Term Success Innovation Pillar 30% of current growth already coming from new products (i.e. Xembify ® , Fibrin Sealant ® , Tavlesse ® , etc.) Holistic approach to grow beyond plasma in our core Bioscience therapeutic areas ; leverage our expertise to grow in Clinical Diagnostic Alkahest as an innovation engine to create a New Generation of Products Derived from Understanding the Plasma Science Short - term Medium Long - term

Investor and Analyst Meeting October 21 2020 - 166 - Actions in Strategic Pillars With Impact in Performance Short - Term – Bioscience (LTM, at CC) 113 100 Dec. 16 8.4% 7.4% 1 Dec. 17 Dec.18 Dec. 19 134 Jun. 20 China Partnering for self - sufficiency Next Gen Innovation AMBAR Indexed figures of LTM Revenues & EBITDA at CC 1 1. CAGR Dec.16 - Apr. 20 • Canada • Middle East • Alkahest 3.5% COVID - 19 CAGR

Investor and Analyst Meeting October 21 2020 - 167 - COVID - 19 Outbreak Has Pushed Grifols to Greater Excellence Short - Term – Group (LTM, at CC) 1 Indexed figures of LTM Revenues & EBITDA at CC 1 CAGR 1. Reported figures. Excluding plasma sales to 3rd parties; 2. CAGR Dec.16 - Apr. 20 100 7.5% 2 129 115 Dec. 17 Dec.18 Jun. 20 Motivated to deliver on results with less resources Double down efforts in functional excellence • Global Technical Service • Global Customer Service & Logistics • Global Procurement 1 2 As plasma recovers, we will be stronger to deliver on results 7.4% 4.0% COVID - 19

Investor and Analyst Meeting October 21 2020 - 168 - Key Takeaways As plasma recovers , we will be stronger to deliver incremental results Now is the time for Innovation to achieve same level of excellence as in the other 3 pillars Short Term Long Term Plasma Procurement Engineering & Manufacturing Commercialization Focus moving forward Innovation

Investor and Analyst Meeting October 21 2020 - 169 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 21, 2020